PHOTOG

The Photography Marketplace

01

Photog is the online marketplace of choice for photography services.

02

We provide the ability to search for and schedule a session with a peer-reviewed photographer anywhere in the world within minutes.

PHOTOG

OPPORTUNITY



12
10
8
6
4
2
0
Billion USD ($)
10
10.18
10.36
10.54
10.73
3.82
3.89
3.96
4.03
4.1
2017
2018
2019
2020
2021
Industry Revenue
Sole Propietor Revenue

Data from IBISWorld Photography Report (2016)

PROBLEM

Customers

- Lack of transparency and standardization makes existing solutions risky in terms of quality and value
- Flood of sole proprietors with individual websites makes comparison shopping difficult and time consuming

Photographers

- Existing solutions generate poor lead conversion ratios for photographers
- It can be difficult and time-consuming to differentiate in the marketplace

SOLUTION

Search

- Simple but comprehensive filters
- Review other user ratings

Select

- Find your photographer
- Communicate via Photog

Pay

- Submit payment via Photog

Rate

- Return to rate your photography experience

VALUE

Customers

- Increased transparency and standardization
- One stop shop to enable comparison shopping, communication, and purchase
- Review other users ratings
- Payment security

Photographers

- Improved lead generation and lower acquisition cost
- Improved lead quality by providing better customer matches
- Payment processing and security
- Studio and product creation tool with links to social media

BUSINESS MODEL

Free sign up for photographers and customers.

7.95% transaction fee split evenly between the customer and photographer. Payment processing using PayPal.

BUSINESS GROWTH / TRACTION

- Spring 2017: Completed customer discovery interviews and business model canvas for Dare to Dream grant; formed LLC.

- Spring/Summer 2017: Created site requirements with input from customers

- Summer 2017: Began building Wordpress back-end and developing modules to meet requirements

- Moving forward: Looking for investment to use for custom development on search filter and registration process to complete the site. Also looking for investment to use for marketing to help meet planned launch in Fall 2017.


Find Your Photog
Price: $1 – $7,500
Product categories
Filter by rating
Find My Photog

COMPETITION



Transparency
Ease of Search
Photog
Scoopshot
The Knot
Wedding Wire
Snappr
Facebook Pages
Thumbtack
Craiglist
Individual Websites
Word of Mouth
12
10
8
6
4
2
0
-2
0
2
4
6
8
10
12
-2

TEAM



Brad Ziajor – Founder and CEO

Professional experience in project management and IT. MBA from the Ross School of Business at the University of Michigan where he ran the successful club Photography at Ross.



Christopher Rizzo – Founder and CMO

Extensive professional experience in digital marketing and management for technology startups. Professional photographer.



Kapil Chaudhuri – Founder and CTO

Broad professional experience in software development and IT management. MBA from the Ross School of Business.



Allyson Stewart – Founder and Advisor

Professional photographer and successful Founder at Thrive, LLC with experience in digital marketing and entrepreneurship. MBA from the Ross School of Business at the University of Michigan.